SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. _)*

CYBRA CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

23254M106

(CUSIP Number)

February 14, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 23254M106	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS

Harold Lee Brand
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	5	SOLE VOTING POWER

		7,438,460 shares
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		7,438,460 shares
	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,438,460 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.0%
12	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP NO: 23254M106	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

CYBRA Corporation.

Item1(b).	Address of Issuer’s Principal Executive Offices:

One Executive Boulevard, Yonkers, NY, 10701.

Item 2(a).	Name of Person Filing:

Harold Lee Brand.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

One Executive Boulevard, Yonkers, NY, 10701.

Item 2(c).	Citizenship:

United States of America.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

23254M106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

☐	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP NO: 23254M106	13G	Page 4 of 6 Pages

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a)	Amount beneficially owned: 7,438,460 shares.

(b)	Percent of class: 59.0%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 7,438,460 shares.

(ii)	Shared power to vote or to direct the vote: 0 shares.

(iii)	Sole power to dispose or to direct the disposition of 7,438,460 shares.

(iv)	Shared power to dispose or to direct the disposition of 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable.

CUSIP NO: 23254M106	13G	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP NO: 23254M106	13G	Page 6 of 6 Pages

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2008

/s/ Harold L. Brand
Harold L. Brand